Mr John Hartz                                   Corus
 Senior Assistant Chief Accountant               30 Millbank
 United States                                   London SW1P 4WY
 Securities and Exchange Commission              United Kingdom
 100 F Street, NE                                Direct Tel +44(0) 20 7717 4444
 Washington, D.C. 20549-7010                     Direct Fax +44(0) 20 7717 4556
                                                 Direct Fax +44(0) 20 7717 4643



3 November 2005


RE:      Corus Group plc
         Form 20-F for the fiscal year ended January 1, 2005
         Filed March 31, 2005
         File No. 1-10120


Dear Mr Hartz

I refer to your letter of October 5, 2005. We welcome your continued contribution to assist us in complying with all applicable disclosure requirements and to enhance the overall disclosure of our filing.

We have reviewed your further comments and present below the supplemental information you have requested. In addition, where appropriate, we have indicated the approach we will adopt in future filings to address your comments. For the convenience of the Staff each response has been numbered to correspond with the comments in your letter.


Form 20-F for the fiscal year ended January 1, 2005
---------------------------------------------------

Accounting Policies, pages 50-51
--------------------------------
1. We note your response to prior comment 3 in our letter dated August 2, 2005. Based on your response, we believe it would be useful to tell readers that the most difficult accounting aspect with regard to the recognition and measurement of a rationalisation and redundancy provision is frequently whether or not the appropriate measurement criteria have been met to determine if a provision should actually be made under GAAP. If necessary you should discuss the measurement criteria.




Corus Group plc
Registered in England No. 3811373
Registered Office 30 Millbank
London SW1P 4WY


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1.  We confirm that in future filings we will inform readers, when appropriate, that the most difficult accounting aspect with regard to the recognition and measurement of a rationalisation and redundancy provision is frequently whether or not the appropriate measurement criteria have been met to determine if a provision should actually be made under GAAP. Where appropriate we will also include a discussion of the measurement criteria.

Presentation - II Basis of Consolidation, page 89
-------------------------------------------------
2. We have reviewed your response to prior comment 4 in our letter dated August 2, 2005. Please provide us with additional detailed information for us to fully understand your conclusion that Corus Nederland should be consolidated under US GAAP. As you indicated in your response, consideration needs to be given to whether the existence of the Supervisory Board and its rights clearly demonstrate that you cannot invoke the appropriate control necessary for consolidation.
o Address each of the Board's significant rights and indicate how those rights impacted your conclusion that consolidation is appropriate under US GAAP.
o By analogy to EITF 96-16, address whether the Board's rights are protective rights or substantive participating rights.
o Tell us who is currently on the Supervisory Board and explain their relationship to Corus Group. Tell us whether the make-up of the Supervisory Board impacted your conclusion regarding the appropriateness of consolidation. If so, tell us whether future changes to the make-up of the Supervisory Board could impact your conclusions regarding the appropriateness of consolidation.

2. As previously advised, according to Dutch law, companies of a certain size and nature are required to institute what is known as the mitigated structure regime. Under this regime a supervisory board (the 'Board') must be instituted to advise the Management Board of the company. To effectively execute its supervisory functions, the Board has specific powers such as the ability to suspend members of the Management Board (although such suspension can be lifted at a general meeting of shareholders, at any time) and approval rights in respect of certain material decisions. We believe that, under Dutch law, such a Board is not intended to manage or influence the day-to-day operations of a company. In addition, the Dutch Companies Act (Article 2:129 paragraph 4) and the articles of association of Corus Nederland (Article 21.4) provide that the Management Board must act in accordance with instructions of the shareholders as given at general meetings in respect of the general financial, social, economic and personnel policies to be pursued by the company. Corus Nederland is a wholly owned subsidiary of Corus Group and hence the Management Board must act in accordance with the Group's instructions.

EITF 96-16 'Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights' only applies to the


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rights of minority shareholders and draws a distinction between protective and participative rights. Corus Nederland is a wholly owned subsidiary of Corus Group and we believe the position of the Board is fundamentally different from that of a minority shareholder. In our view, SFAS 94 'Consolidation of all Majority Owned Subsidiaries' is the relevant authoritative guidance to determine whether consolidation of Corus Nederland is appropriate. An analogy can, however, be made to EITF 96-16 as to whether the rights of the Board are protective or participative rights.

The guidance provided in EITF 96-16 makes a distinction between protective rights, which would not overcome the presumption of consolidation by a majority shareholder as outlined in SFAS 94, and substantive participating rights, which could potentially overcome this presumption. We consider substantive participating rights to be any that would allow the Board to effectively participate in decisions that occur in the ordinary course of business of Corus Nederland.

The significant rights of the Board are:
o The Board must give approval for certain participations in other companies (for example, long-term strategic alliances) as well as the disposal or acquisition of operations representing at least 25% of the value of capital and reserves of Corus Nederland. It was on this basis that the Board previously withheld its approval of a key strategy decision of Corus Group, as referred to in the risk factors on page 3 of our Form 20-F filing.
o The Board must approve any filing for bankruptcy or receivership of Corus Nederland (although the Management Board itself may only request such filing upon instruction from the shareholders).
o The distribution of profits is at the discretion of the shareholders. However, the Board has responsibility to the creditors of Corus Nederland such that it may institute court proceedings to prevent dividend payments (and nullify resolutions approving such payments) if it is foreseeable that the action would prejudice those creditors.
o The Board is required to approve fundamental or 'far reaching' changes in employment conditions and/or termination of employee contracts involving a material number of employees.

We believe that the rights of the Board are of a protective as opposed to a participative nature, both individually and when combined, and as a result we do not believe that they would overcome the presumption that consolidation is appropriate. Furthermore EITF 96-16 provides examples of participative rights of a minority shareholder. Comparing these examples to the rights of the supervisory board of Corus Nederland, we confirm to the staff that the Board has no authority to:
o amend, or prevent the amendment of, the articles of association of Corus Nederland (this authority resides solely with the shareholders at a general meeting);
o establish or make operating and capital decisions, including the setting or approval of budgets, or powers to incur or reject the incurrence of additional indebtedness (unless these proposals include


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     significant acquisitions and disposals as noted above);
o order or cancel the issuance of shares or other equity interests in Corus Nederland; or
o terminate or set the compensation for members of the Management Board of Corus Nederland.

We therefore believe that in the terms of EITF 96-16, the rights of the Board are of a protective nature and are not substantive participating rights. As a consequence we believe that the existence of these rights does not override the presumption in SFAS 94 of consolidation by a majority shareholder. In addition we do not believe that the rights of the Board would be considered "so severe", as the phrase is used in paragraph 2 of ARB 51 'Consolidated Financial Statements', that they would cast doubt over the ability of Corus Group to control Corus Nederland.

We advise the Staff that the supervisory board of Corus Nederland is currently comprised of the following members:
o    Jacques Schraven (chairman) - Deputy Chairman of Corus Group plc.
o Stuart Pettifor - Formerly Chief Operating Officer and Executive Board member of Corus Group plc. Mr Pettifor retired from Corus Group plc on 31 May 2005, but has continued his role as a member of the Board until such time as a replacement has been nominated and accepted. Corus Group plc has been invited to make a replacement nomination, which it is duly considering.
o    Thomas Cohn - Independent of other Corus Group activities.
o    Ids van der Zijpp - Independent of other Corus Group activities.

The Board and its members, by force of law, may not pursue any interest other than the interests of the company (see Article 2:140 Dutch Companies Act) after taking into account the interests of its shareholders and, if the company is part of a Group, the interests of the Group as a whole. The members of the Board must therefore act, within the powers outlined above, to achieve these aims. Corus Group does not have, nor seeks to have, undue influence upon these members in the performance of their fiduciary duties. Therefore the individual membership of the board does not, in itself, influence our decision as to whether consolidation of Corus Nederland was, or is, appropriate under US GAAP. Our response in our letter to the Staff dated September 9, 2005, indicated that we believed the revised shareholder controls over the Board and its membership (such as the power to dismiss the entire Board) reinforced our initial conclusion that consolidation of Corus Nederland was appropriate.

We believe, in light of the foregoing and all other relevant factors, that Corus Group has ultimate control of Corus Nederland and that its consolidation is appropriate under US GAAP. In addition we note that it is common for other Securities and Exchange Commission registrants to consolidate wholly owned subsidiaries with similar management board and supervisory board arrangements and requirements.


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                                     * * * *

We trust that the above responses are clear and provide you with all the necessary information, but please feel free to contact me for further details or to raise additional comments if required.

Yours sincerely


David Lloyd
Executive Director, Finance
Corus Group plc